Annual General Meeting The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 3, 2019 for action to be taken. 2019 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES Endava plc (the “Company”) ADS CUSIP No.: 29260V105. ADS Record Date: October 31, 2019. Meeting Specifics: Annual General Meeting to be held on Monday, December 9, 2019 at 2:30 P.M. (Greenwich Mean Time) at the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS, United Kingdom (the “Meeting”). Meeting Agenda: Please note that the Company’s Notice of Meeting is enclosed. The Annual Report and Accounts for year ended 30 June 2019 is available on the Company's website at investors.endava.com/financials-and-filings/AGM. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of July 31, 2018, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs. Deposited Securities: Ordinary Shares of the Company (“Shares”). Custodian: Citibank, N.A., London Branch. The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs as follows: the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found on pages 6 through 9 of the Company's Notice of Meeting. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS Ordinary Resolutions To consider, and if thought fit, pass the following resolutions (1 to 12 inclusive), which will be proposed as ordinary resolutions: 1. To receive and approve the Company’s annual accounts for the financial year ended 30 June 2019 and the associated reports of the Directors and auditors (the “2019 Annual Report and Accounts”). 2. To approve the remuneration report of the directors of the Company (the “Directors”) set out in the 2019 Annual Report and Accounts. 3. To approve the Directors’ remuneration policy set out on in the 2019 Annual Report and Accounts, which will take effect immediately after the end of the AGM. 4. To re-appoint KPMG LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2020 and to authorise the Directors to fix the auditors’ remuneration. 5. To re-elect Mr. J Cotterell as a Director. 6. To re-elect Mr. M Thurston as a Director. 7. To re-elect Mr. A Allan as a Director. 8. To re-elect Mr. B Druskin as a Director. 9. To re-elect Mr. M Kinton as a Director. 10. To re-elect Mr. D Pattillo as a Director. 11. To re-elect Mr. T Smith as a Director. 12. To elect Ms. Sulina Connal as a Director. The Company has informed the Depositary that its Board of Directors recommends a "For" vote for all resolutions. A Issues Endava plc For Against Abstain For Against Abstain Resolution 1. Resolution 7. Resolution 2. Resolution 8. Resolution 3. Resolution 9. Resolution 4. Resolution 10. Resolution 5. Resolution 11. Resolution 6. Resolution 12. B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue. If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue. Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy)